Annex A

The following table sets forth the name and present occupation or employment of each director and executive officer of SEI, Inc., and each member and executive officer of Schottenstein SEI, LLC. Each such person is a citizen of the United States. The business address of each such person is 4300 East Fifth Avenue, Columbus, Ohio 43219.

Directors of SEI, Inc.

Name	Position
Jay L. Schottenstein	Chairman of the Board of Directors
Joseph A. Schottenstein	Director
Brian T. Strayton	Director

Executive Officers of SEI, Inc.

Name	Position
Jay L. Schottenstein	Chief Executive Officer and President
Jeffrey A. Schottenstein	Chief Investment Officer
Jeffry D. Swanson	Chief Financial Officer and Vice President
Jared I. Rubin	Vice President
Tod H. Friedman	Secretary
Brian T. Strayton	Treasurer

Members of Schottenstein SEI, LLC

Name	Position
Various trusts for the benefit of members of the Schottenstein family	Members

Executive Officers of Schottenstein SEI, LLC

Name	Position
Jay L. Schottenstein	President and Manager
Joseph A. Schottenstein	Vice President
Jeffry D. Swanson	Vice President
Tod H. Friedman	Vice President, Secretary
Brian T. Strayton	Treasurer
Jared I. Rubin	Assistant Treasurer

Annex B

The following table sets forth, as of the date hereof, the number and percentage of Common Stock that is beneficially owned by each director and executive officer of SEI, Inc., and each member and executive officer of Schottenstein SEI, LLC.

Name	*Common Stock Beneficially Owned*	*Percentage of Class Beneficially Owned*
Jay L. Schottenstein	13,295,486	7.8%
Various trusts for the benefit of members of the Schottenstein family	6,135,290	3.6%
Jeffry D. Swanson	16,520	*
Jared I. Rubin	613	*
Joseph A. Schottenstein	540	*
Brian T. Strayton	0	0.0%
Jeffrey A. Schottenstein	0	0.0%
Tod H. Friedman	0	0.0%

* Denotes ownership of less than 1%